SCHEDULE 13D

CUSIP No. 25388M100	Page 1 of 32 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Niku Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

654113109

(CUSIP Number)

Robert Raynard

Walden VC, LLC

750 Battery Street

San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

SCHEDULE 13D

CUSIP No. 25388M100	Page 2 of 32 Pages

1.	NAME OF REPORTING PERSON: Walden VC II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 922,322 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 922,322 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,322

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 3 of 32 Pages

1.	NAME OF REPORTING PERSON: Walden VC II-Side, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 83,517 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 83,517 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,517

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 4 of 32 Pages

1.	NAME OF REPORTING PERSON: Walden-SBIC, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 167,640 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 167,640 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,640

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 5 of 32 Pages

1.	NAME OF REPORTING PERSON: Walden Investors S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 33,528 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 33,528 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,528

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 6 of 32 Pages

1.	NAME OF REPORTING PERSON: Walden Capital Partners S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 16,764 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 16,764 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,764

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 7 of 32 Pages

1.	NAME OF REPORTING PERSON: Sarlo-Berliner, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 16,764 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 16,764 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,764

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%

14.	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 25388M100	Page 8 of 32 Pages

1.	NAME OF REPORTING PERSON: Walden Management Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 16,764 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 16,764 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,764

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%

14.	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 25388M100	Page 9 of 32 Pages

1.	NAME OF REPORTING PERSON: Walden Management Corporation Pension Fund S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 16,764 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 16,764 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,764

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%

14.	TYPE OF REPORTING PERSON (See Instructions) EP

SCHEDULE 13D

CUSIP No. 25388M100	Page 10 of 32 Pages

1.	NAME OF REPORTING PERSON: George Sarlo Revocable Trusted Dated 12/23/91 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 16,764 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 16,764 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,764

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%

14.	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 11 of 32 Pages

1.	NAME OF REPORTING PERSON: Walden VC, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,005,839 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 1,005,839 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,839

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%

14.	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 12 of 32 Pages

1.	NAME OF REPORTING PERSON: Walden General Partners S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 33,528 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 33,528 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,528

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 13 of 32 Pages

1.	NAME OF REPORTING PERSON: Walden GP-Side, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 33,528 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 33,528 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,528

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 14 of 32 Pages

1.	NAME OF REPORTING PERSON: Arthur Berliner S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 1,257,299 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 1,257,299

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,257,299

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 15 of 32 Pages

1.	NAME OF REPORTING PERSON: Steven Eskenazi S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 1,005,839 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 1,005,839

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,839

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 16 of 32 Pages

1.	NAME OF REPORTING PERSON: Richard LeFurgy S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 1,005,839 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 1,005,839

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,839

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 17 of 32 Pages

1.	NAME OF REPORTING PERSON: Lawrence Marcus S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 1,005,839 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 1,005,839

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,839

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 18 of 32 Pages

1.	NAME OF REPORTING PERSON: Matthew Miller S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,000 8. SHARED VOTING POWER 1,005,839 9. SOLE DISPOSITIVE POWER 1,000 10. SHARED DISPOSITIVE POWER 1,005,839

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,006,839

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 19 of 32 Pages

1.	NAME OF REPORTING PERSON: Philip Sanderson S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8,000 8. SHARED VOTING POWER 1,005,839 9. SOLE DISPOSITIVE POWER 8,000 10. SHARED DISPOSITIVE POWER 1,005,839

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,839

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 20 of 32 Pages

1.	NAME OF REPORTING PERSON: George Sarlo S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 33,528 8. SHARED VOTING POWER 251,460 9. SOLE DISPOSITIVE POWER 33,528 10. SHARED DISPOSITIVE POWER 251,460

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,988

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 21 of 32 Pages

Item 1.    Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.0001 (“Common Stock”) of Niku Corporation, a Delaware corporation (“Niku”). Niku’s principal executive offices are located at 305 Main Street, Redwood City, California 94063.

Item 2.    Identity and Background.

This Schedule 13D is being jointly filed by:

(1)	WVC II, L.P., a California limited partnership (“WVC II”);
(2)	WVC II-Side, L.P., a California limited partnership (“WVC II-Side”);
(3)	Walden-SBIC, L.P., a California limited partnership (“SBIC”);
(4)	Walden Investors, a California limited partnership (“Investors”);
(5)	Walden Capital Partners, a California limited partnership (“CapPartners”);
(6)	Sarlo-Berliner, Inc., a California corporation (“SBI”);
(7)	Walden Management Corporation, California corporation (“WM”);
(8)	Walden Management Corporation Pension Fund (“WPF”);
(9)	George Sarlo Revocable Trust Dated 12/23/91 (“Trust”);
(10)	WaldenVC, LLC, a California limited liability company (“WVC”);
(11)	Walden General Partners, a California limited partnership (“WGP”);
(12)	Walden GP-Side, L.P., a California limited partnership (“WGP-Side”);
(13)	Arthur Berliner, a natural person;
(14)	Steven Eskenazi, a natural person;
(15)	Richard LeFurgy, a natural person;
(16)	Lawrence Marcus, a natural person;
(17)	Matthew Miller, a natural person;
(18)	Philip Sanderson, a natural person; and
(19)	George Sarlo, a natural person, collectively identified hereinafter as the “Reporting Persons.”

WVC II, WVC II-Side, SBIC, CapPartners, and Investors are limited partnerships organized under the laws of California. Each of its principal business is managing investments.

SBI and WM are corporations organized under the laws of California. Their principal business is managing investments.

WPR is a pension fund organized under the laws of California. Its principal business is to manage retirement funds.

Trust is a revocable trust organized under the laws of California. Its principal business is to hold investments for the benefit of others.

SCHEDULE 13D

CUSIP No. 25388M100	Page 22 of 32 Pages

WVC is a limited liability company organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of WVC II and WVC II-Side.

WGP is a limited partnership organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of Investors.

WGP-Side is a limited partnership organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of WGP.

Mr. Berliner’s principal occupation is serving as manager of WVC and general partner of SBIC, WGP and WGP-Side. He also serves as Vice-President of SBI and President of WM. Mr. Berliner is a citizen of the United States of America.

Mr. Eskenazi’s principal occupation is serving as manager of WVC. Mr. Eskenazi is a citizen of the United States of America.

Mr. LeFurgy’s principal occupation is serving as manager of WVC. Mr. LeFurgy is a citizen of the United States of America.

Mr. Marcus’ principal occupation is serving as manager of WVC. Mr. Marcus is a citizen of the United States of America.

Mr. Miller’s principal occupation is serving as manager of WVC. Mr. Miller is a citizen of the United States of America.

Mr. Sanderson’s principal occupation is serving as manager of WVC. Mr. Sanderson is a citizen of the United States of America.

Mr. Sarlo’s principal occupation is serving as general partner of SBIC, WGP and WGP-Side, President of SBI and Vice President of WM. He also serves as trustee of the Trust. Mr. Sarlo is a citizen of the United States of America.

The business address of each of the Reporting Persons is 750 Battery Street, San Francisco, California 94111. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The table below lists each purchasing Reporting Person’s amount of funds used to purchase shares of Common Stock and warrants to purchase Common Stock on February 12, 2003 pursuant to a private placement. The source of funds was working capital for all Reporting Persons listed below.

WVC II	$2,787,462.80
WVC II-Side	$ 252,405.80
SBIC	$ 506,644.20

SCHEDULE 13D

CUSIP No. 25388M100	Page 23 of 32 Pages

Investors	$101,330.20
CapPartners	$ 50,663.40
SBI	$ 50,663.40
WM	$ 50,663.40
WPF	$ 50,663.40
Trust	$ 50,663.40

Item 4.    Purpose of Transaction.

The purchases of the Reporting Persons were made for investment purposes. Mr. Miller also serves as a director on the board of directors of Niku. Each of the Reporting Persons intends to continuously review its investment in Niku, and may in the future determine, either alone or as part of a group, to acquire additional securities of Niku, through open market purchases, private agreements or otherwise. Each of the Reporting Persons may, however, dispose of all or a portion of the shares of Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of the issuer. Notwithstanding anything contained herein, each of the above entities specifically reserves the right to change its intention with respect to any or all such matters.

Except as disclosed above, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Niku, or the disposition of securities of Niku; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Niku or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Niku or any of its subsidiaries, (d) any change in the present board of directors or management of Niku, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Niku; (f) any other material change in the Niku’s business or corporate structure; (g) changes in the Niku’s charter or bylaws or other actions which may impeded the acquisition of control of the issuer by any person; (h) causing a class of securities of Niku becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

WVC II is the beneficial owner of 922,322 shares of Common Stock (representing 819,842 shares and warrants to purchase 102,480 shares). Such shares represent approximately 9.0% of the 10,310,811 shares of Common Stock outstanding. WVC II has sole voting and dispositive power over 922,322 shares. During the past sixty days, WVC II acquired 922,322 shares on February 12, 2003 at a price of $3.40 per share. The transaction was effected through a private placement.

WVC II-Side is the beneficial owner of 83,417 shares of Common Stock (representing 74,237 shares and warrants to purchase 9,280 shares). Such shares represent approximately 0.8% of the 10,310,811 shares of Common Stock outstanding. WVC II-Side has sole voting and dispositive power over 83,417 shares. During the past sixty days, WVC II-Side acquired 83,417 shares on February 12, 2003 at a price of $3.40 per share. The transaction was effected through a private placement.

SBIC is the beneficial owner of 167,640 shares of Common Stock (representing 149,013 shares and warrants to purchase 18,627 shares). Such shares represent approximately 1.6% of the 10,310,811 shares of Common Stock outstanding. SBIC has sole voting and dispositive power over 167,640 shares. During the past sixty days, SBIC acquired

SCHEDULE 13D

CUSIP No. 25388M100	Page 24 of 32 Pages

167,640 shares on February 12, 2003 at a price of $3.40 per share. The transaction was effected through a private placement.

Investors is the beneficial owner of 33,528 shares of Common Stock (representing 29,803 shares and warrants to purchase 3,725 shares). Such shares represent approximately 0.3% of the 10,310,811 shares of Common Stock outstanding. Investors has sole voting and dispositive power over 33,528 shares. During the past sixty days, Investors acquired 33,528 shares on February 12, 2003 at a price of $3.40 per share. The transaction was effected through a private placement.

CapPartners is the beneficial owner of 16,764 shares of Common Stock (representing 14,901 shares and warrants to purchase 1,863 shares). Such shares represent approximately 0.2% of the 10,310,811 shares of Common Stock outstanding. CapPartners has sole voting and dispositive power over 16,764 shares. During the past sixty days, CapPartners acquired 16,764 shares on February 12, 2003 at a price of $3.40 per share. The transaction was effected through a private placement.

SBI is the beneficial owner of 16,764 shares of Common Stock (representing 14,901 shares and warrants to purchase 1,863 shares). Such shares represent approximately 0.2% of the 10,310,811 shares of Common Stock outstanding. SBI has sole voting and dispositive power over 16,764 shares. During the past sixty days, SBI acquired 16,764 shares on February 12, 2003 at a price of $3.40 per share. The transaction was effected through a private placement.

WM is the beneficial owner of 16,764 shares of Common Stock (representing 14,901 shares and warrants to purchase 1,863 shares). Such shares represent approximately 0.2% of the 10,310,811 shares of Common Stock outstanding. WM has sole voting and dispositive power over 16,764 shares. During the past sixty days, WM acquired 16,764 shares on February 12, 2003 at a price of $3.40 per share. The transaction was effected through a private placement.

WPF is the beneficial owner of 16,764 shares of Common Stock (representing 14,901 shares and warrants to purchase 1,863 shares). Such shares represent approximately 0.2% of the 10,310,811 shares of Common Stock outstanding. WPF has sole voting and dispositive power over 16,764 shares. During the past sixty days, WPF acquired 16,764 shares on February 12, 2003 at a price of $3.40 per share. The transaction was effected through a private placement.

Trust is the beneficial owner of 16,764 shares of Common Stock (representing 14,901 shares and warrants to purchase 1,863 shares). Such shares represent approximately 0.2% of the 10,310,811 shares of Common Stock outstanding. Trust has sole voting and dispositive power over 16,764 shares. During the past sixty days, Trust acquired 16,764 shares on February 12, 2003 at a price of $3.40 per share. The transaction was effected through a private placement.

WVC is the beneficial owner of 1,005,839 shares of Common Stock (representing 894,079 shares and warrants to purchase 111,760 shares). Such shares represent approximately 9.8% of the 10,310,811 shares of Common Stock outstanding. WVC has sole voting and dispositive power over 1,005,839 shares. WVC has not engaged in any transactions with respect to these shares in the past sixty days.

WGP is the beneficial owner of 33,528 shares of Common Stock (representing 29,803 shares and warrants to purchase 3,725 shares). Such shares represent approximately 0.3% of the 10,310,811 shares of Common Stock outstanding. WGP has sole voting and dispositive power over 33,528 shares. WGP has not engaged in any transactions with respect to these shares in the past sixty days.

SCHEDULE 13D

CUSIP No. 25388M100	Page 25 of 32 Pages

WGP-Side is the beneficial owner of 33,528 shares of Common Stock (representing 29,803 shares and warrants to purchase 3,725 shares). Such shares represent approximately 0.3% of the 10,310,811 shares of Common Stock outstanding. WGP-Side has sole voting and dispositive power over 33,528 shares. WGP-Side has not engaged in any transactions with respect to these shares in the past sixty days.

Mr. Berliner is the beneficial owner of 1,257,299 shares of Common Stock (representing 1,117,598 shares and warrants to purchase 139,701 shares). Such shares represent approximately 12.2% of the 10,310,811 shares of Common Stock outstanding. Mr. Berliner has shared voting and dispositive power over 1,257,299 shares. Mr. Berliner shares voting and dispositive power of 1,005,839 shares with Mr. Eskenazi, Mr. LeFurgy, Mr. Marcus, Mr. Miller and Mr. Sanderson and 251,460 shares with Mr. Sarlo. Mr. Berliner has not engaged in any transactions with respect to these shares in the past sixty days.

Mr. Eskenazi is the beneficial owner of 1,005,839 shares of Common Stock (representing 894,079 shares and warrants to purchase 111,760 shares). Such shares represent approximately 9.8% of the 10,310,811 shares of Common Stock outstanding. Mr. Eskenazi has shared voting and dispositive power over 1,005,839 shares. Mr. Eskenazi shares voting and dispositive power of 1,005,839 shares with Mr. Berliner, Mr. LeFurgy, Mr. Marcus, Mr. Miller and Mr. Sanderson. Mr. Eskenazi has not engaged in any transactions with respect to these shares in the past sixty days.

Mr. LeFurgy is the beneficial owner of 1,005,839 shares of Common Stock (representing 894,079 shares and warrants to purchase 111,760 shares). Such shares represent approximately 9.8% of the 10,310,811 shares of Common Stock outstanding. Mr. LeFurgy has shared voting and dispositive power over 1,005,839 shares. Mr. LeFurgy shares voting and dispositive power of 1,005,839 shares with Mr. Berliner, Mr. Eskenazi, Mr. Marcus, Mr. Miller and Mr. Sanderson. Mr. LeFurgy has not engaged in any transactions with respect to these shares in the past sixty days.

Mr. Marcus is the beneficial owner of 1,005,839 shares of Common Stock (representing 894,079 shares and warrants to purchase 111,760 shares). Such shares represent approximately 9.8% of the 10,310,811 shares of Common Stock outstanding. Mr. Marcus has shared voting and dispositive power over 1,005,839 shares. Mr. Marcus shares voting and dispositive power of 1,005,839 shares with Mr. Berliner, Mr. Eskenazi, Mr. LeFurgy, Mr. Miller and Mr. Sanderson. Mr. Marcus has not engaged in any transactions with respect to these shares in the past sixty days.

Mr. Miller is the beneficial owner of 1,006,839 shares of Common Stock (representing 895,079 shares and warrants to purchase 111,760 shares). Such shares represent approximately 9.8% of the 10,310,811 shares of Common Stock outstanding. Mr. Miller has sole voting and dispositive power over 1,000 shares and has shared voting and dispositive power over 1,005,839 shares. Mr. Miller shares voting and dispositive power of 1,005,839 shares with Mr. Berliner, Mr. Eskenazi, Mr. LeFurgy, Mr. Marcus and Mr. Sanderson. Mr. Miller has not engaged in any transactions with respect to these shares in the past sixty days.

Mr. Sanderson is the beneficial owner of 1,013,839 shares of Common Stock (representing 902,079 shares and warrants to purchase 111,760 shares). Such shares represent approximately 9.8% of the 10,310,811 shares of Common Stock outstanding. Mr. Sanderson has sole voting and dispositive power over 8,000 shares and has shared voting and dispositive power over 1,005,839 shares. Mr. Sanderson shares voting and dispositive power of 1,005,839 shares with Mr. Berliner, Mr. Eskenazi, Mr. LeFurgy, Mr. Marcus and Mr. Miller. Mr. Sanderson has not engaged in any transactions with respect to these shares in the past sixty days.

Mr. Sarlo is the beneficial owner of 284,988 shares of Common Stock (representing 253,321 shares and warrants to purchase 31,667 shares). Such shares represent approximately 2.8% of the 10,310,811 shares of Common Stock outstanding. Mr. Sarlo has sole voting and dispositive power over 33,528 shares and shared voting and dispositive power

SCHEDULE 13D

CUSIP No. 25388M100	Page 26 of 32 Pages

over 251,460 shares. Mr. Sarlo shares voting and dispositive power of 251,460 shares with Mr. Berliner. Mr. Sarlo has not engaged in any transactions with respect to these shares in the past sixty days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This joint filing is made pursuant to the Joint Filing Agreement dated February 28, 2003 attached as Exhibit 1.

Item 7.    Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION

1.	Joint Filing Agreement dated February 28, 2003.

SCHEDULE 13D

CUSIP No. 25388M100	Page 27 of 32 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2003	Walden VC II, L.P.

By:
Walden VC, LLC General Partner

		By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager

Walden VC II-Side, L.P.

By:
Walden VC, LLC General Partner

		By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager

Walden-SBIC, L.P.

	By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

Walden Investors

By:
Walden General Partners General Partner

		By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

Walden Capital Partners

	By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

SCHEDULE 13D

CUSIP No. 25388M100	Page 28 of 32 Pages

Sarlo-Berliner, Inc.

By:	/s/ ARTHUR BERLINER
Arthur Berliner Secretary

Walden Management Corporation

By:	/s/ ARTHUR BERLINER
Arthur Berliner President

Walden Management Corporation Pension Fund

By:	/s/ GEORGE SARLO
George Sarlo Trustee

George Sarlo Revocable Trust Dated 12/23/91

By:	/s/ GEORGE SARLO
George Sarlo Trustee

Walden VC, LLC

By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager

Walden General Partners

By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

Walden GP-Side, L.P.

By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

By:	/s/ ARTHUR BERLINER
Arthur Berliner

By:	/s/ STEVEN ESKENAZI
Steven Eskenazi

SCHEDULE 13D

CUSIP No. 25388M100	Page 29 of 32 Pages

By:	/s/ RICHARD LEFURGY
Richard LeFurgy

By:	/s/ LAWRENCE MARCUS
Lawrence Marcus

By:	/s/ MATTHEW MILLER
Matthew Miller

By:	/s/ PHILIP SANDERSON
Philip Sanderson

By:	/s/ GEORGE SARLO
George Sarlo

Exhibit 1

JOINT FILING AGREEMENT

WHEREAS, the statement on Schedule 13D to which this agreement is an exhibit (the “Joint Statement”) is being filed on behalf of two or more persons (collectively, the “Reporting Persons”); and

WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all Reporting Persons rather than individual statements on Schedule 13D on behalf of each of the Reporting Persons;

NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

1.  Each of the Reporting Persons is individually eligible to use the Joint Statement.

2.  Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

3.  Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in the Joint Statement.

4.  None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such person knows or has reason to believe that such information is inaccurate.

5.  The undersigned agree that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

Date: February 28, 2003	Walden VC II, L.P.

By:
Walden VC, LLC General Partner

			By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager

Walden VC II-Side, L.P.

By:
Walden VC, LLC General Partner

		By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager

Walden-SBIC, L.P.

By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

Walden Investors

By:
Walden General Partners General Partner

By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

Walden Capital Partners

By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

Sarlo-Berliner, Inc.

By:	/s/ ARTHUR BERLINER
Arthur Berliner Secretary

Walden Management Corporation

By:	/s/ ARTHUR BERLINER
Arthur Berliner President

Walden Management Corporation Pension Fund

By:	/s/ GEORGE SARLO
George Sarlo Trustee

George Sarlo Revocable Trust Dated 12/23/91

By:	/s/ GEORGE SARLO
George Sarlo Trustee

Walden VC, LLC

By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager

Walden General Partners

By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

Walden GP-Side, L.P.

By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

By:	/s/ ARTHUR BERLINER
Arthur Berliner

By:	/s/ STEVEN ESKENAZI
Steven Eskenazi

By:	/s/ RICHARD LEFURGY
Richard LeFurgy

By:	/s/ LAWRENCE MARCUS
Lawrence Marcus

By:	/s/ MATTHEW MILLER
Matthew Miller

By:	/s/ PHILIP SANDERSON
Philip Sanderson

By:	/s/ GEORGE SARLO
George Sarlo